Exhibit 10.12

AMENDED AND RESTATED EXECUTIVE AGREEMENT

This Amended and Restated Executive Agreement (this “Agreement”) is made effective as of the 19th day of December 2003 between Varco International, Inc., a Delaware corporation and its subsidiaries (collectively “Varco” or the “Company”) and                      (the “Executive”).

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of March 22, 2000, between Tuboscope Inc., a Delaware corporation (“Tuboscope”), and Varco International, Inc., a California corporation (“Old Varco”), Old Varco was merged with and into Tuboscope effective as of May 30, 2000 (the “Merger”). Effective upon the Merger, Tuboscope, as successor to the Merger, was renamed “Varco International Inc.” The “Company,” as used herein, refers to Varco International, Inc., a Delaware corporation and the surviving corporation in the Merger; and

WHEREAS, the Company and Executive have previously entered into an Executive Agreement with an effective date of June 25, 1997, a First Amendment to Executive Agreement with an effective date of January 14, 1999, and a Second Amendment to Executive Agreement with an effective date of November 15, 2001 (collectively, the “Agreement”); and

WHEREAS, the Company has modified and/or supplemented certain benefits that it offers to Executive, and the Company and Executive wish to amend the Agreement to encompass such modified and/or additional benefits as set forth herein; and

WHEREAS, the Company believes it to be in the best interests of its stockholders to attract, retain and motivate key officers and to ensure continuity of management, and that this will further those interests; and

WHEREAS, the Company recognizes that the possibility of a Change of Control of Varco may result in the departure of key executives to the detriment of the Company and its stockholders.

In consideration of Executive’s continued employment as an executive officer with Varco and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Varco and Executive agree as follows:

1.	Term of Agreement

A.	This Agreement shall be for an initial term that continues in effect, through December 31, 2006. The term of this Agreement shall automatically be extended for one or more additional terms of three (3) years each. This Agreement may be terminated effective as of the last day of any such term, provided that written notice of such termination is provided to Executive prior to the commencement of such term.

B.	Notwithstanding the foregoing, the term of this Agreement shall terminate upon the expiration of the “Severance Payout Period” or “Change of Control Payout Period,” as applicable, and when all rights or benefits thereunder have been satisfied.

2.	Certain Definitions

A.	“Cause”. “Cause” shall mean:

(i)	Executive’s conviction of a felony involving moral turpitude, dishonesty or a breach of trust as regards Varco;

(ii)	Executive’s commission of any act of theft, fraud, embezzlement or misappropriation against Varco that is materially injurious to it regardless of whether a criminal conviction is obtained;

(iii)	Executive’s willful and continued failure to devote substantially all of his business time to Varco’s business affairs (excluding failures due to illness, incapacity, vacations, incidental civic activities and incidental personal time) which failure is not remedied within a reasonable time after written demand is delivered by Varco, which demand specifically identifies the manner in which Varco believes that Executive has failed to devote substantially all of his business time to Varco’s business affairs;

(iv)	Executive’s unauthorized disclosure of confidential information of Varco that is materially injurious to Varco; or

(v)	Executive’s knowing or willful material violation of federal or state securities laws, as determined in good faith by Varco’s Board of Directors.

For purposes of this definition, no act, or failure to act, on Executive’s part shall be deemed “willful” unless done, or omitted to be done, by Executive not in good faith and without reasonable belief that Executive’s action or omission was in the best interest of Varco.

B.	“Change of Control” of the Company will occur for purposes of this agreement if:

(i)	Any person or group of persons is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of securities in the Company representing 20% or more of the combined voting power of the Company’s outstanding securities;

(ii)	A change in the majority of the membership of the Board occurs without approval by two-thirds of the Directors who are Continuing Directors. For these purposes, Continuing Directors are persons who (i) were Directors at the beginning of the period, or (ii) are new Directors whose election was approved by two-thirds of the members of the Board who were Directors at the beginning of the period (“Approved Directors”), or (iii) are new Directors whose election was approved by two-thirds of the members of the Board who were Directors at the beginning of the period or are subsequently Approved Directors;

(iii)	The Company is merged, consolidated or combined with another corporation or entity, including without limitation, a reverse or forward triangular merger, and the Company’s stockholders prior to such transaction own less than 55% of the outstanding voting securities of the surviving or resulting corporation or entity after the transaction;

(iv)	A tender offer or exchange offer is made and consummated by a person or group of persons other than the Company for the ownership of 20% or more of the Company’s voting securities; or

(v)	There is a disposition, transfer, sale or exchange of all or substantially all of the Company’s assets, or stockholder approval of a plan of liquidation or dissolution of the Company.

C.	“Change of Control Payout Period” shall mean the period of three (3) years following the Date of Termination of Executive, which termination is covered by Section 5 hereof.

D.	“Date of Termination” shall mean the date specified in the Notice of Termination relating to termination of Executive’s employment with Varco; provided that such date shall not be less than 20 days nor more than 45 days following: (i) involuntary termination, not for cause, pursuant to Section 4 hereof, or (ii) the date within the Protective Period that Executive voluntarily terminates his employment for good reason so governed by Section 5 hereof.

E.	“Executive” shall mean the executive officer of the Company who is a party to this Agreement and in the event of the Executive’s death after a “qualifying” termination pursuant to Section 4 hereof or a Change of Control pursuant to Section 5 hereof, then the term “Executive” shall include his estate.

F.	“Good Reason” shall mean:

(i)	failure to re-elect or appoint the Executive to any corporate office or directorship held at the time of the Change of Control or a material reduction in Executive’s authority, duties or responsibilities (including status, offices, titles and reporting requirements) or if Executive is assigned duties or responsibilities inconsistent in any material respect from those of Executive at the time of the relevant Change of Control all on the basis of which Executive makes a good faith determination that the terms of his employment have been detrimentally and materially affected.

(ii)	a material reduction of Executive’s compensation, benefits or perquisites, including annual base salary, annual bonus, intermediate or long-term cash or equity incentive opportunities or plans from those in effect prior to the Change of Control;

(iii)	the Company fails to obtain a written agreement satisfactory to Executive from any successor or assigns of the Company to assume and perform this Agreement as provided in Section 9 hereof;

(v)	the Company requires Executive to be based at any office located more than fifty (50) miles from the Company’s current offices without Executive’s consent.

G.	“Notice of Termination” shall mean a written notice delivered to the other party indicating the specific termination provision in this Agreement relied upon for termination of Executive’s employment and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated.

H.	“Option Plans” shall mean Varco’s stock option plans, incentive plans, equity participation plans, or other similar plans, and any stock option agreements or other agreements used in connection therewith.

I.	“Retiree Medical Plan” shall mean the Amendment and Restatement of the Varco International, Inc. Executive Retiree Medical Plan, as the same may be amended and/or restated from time to time.

J.	“SERP” shall mean the Amendment and Restatement of the Varco International, Inc. Supplemental Executive Retirement Plan, as the same may be amended and/or restated from time to time.

K.	“Severance Pay” shall mean [100%][1] [150%][2] [200%][3] of Termination Base Salary.

L.	“Severance Payout Period” shall mean the period of [twelve (12) months][4] [eighteen (18) months][5] [twenty four (24) months][6] following the Date of Termination of Executive, which termination is covered by Section 4 hereof.

M.	“Target EV” shall mean [40%][7] [50%][8] [60%][9] of Executive’s Termination Base Salary.

[1]	For Messrs. Maroney, Nibling, Smith and Williams
[2]	For Mr. Winkler
[3]	For Mr. Lauletta
[4]	For Messrs. Maroney, Nibling, Smith and Williams
[5]	For Mr. Winkler
[6]	For Mr. Lauletta

N.	“Termination Base Salary” shall mean Executive’s base salary at the rate in effect at the time the Notice of Termination is given or, for purposes of a Change of Control, if a greater amount, Executive’s base salary at the rate in effect immediately prior to the Change of Control.

3.	Termination for Cause. Varco may terminate Executive for Cause at any time, including following a Change of Control, upon written notice to Executive.

4.	Standard Severance Plan. If Executive is terminated involuntarily (i.e., without the consent of Executive) by Varco for any reason other than for Cause (and such termination is not pursuant to a Change of Control) the Executive shall receive the following compensation and benefits from Varco:

A.	Varco shall pay to Executive when otherwise due Executive’s Termination Base Salary through the Date of Termination.

B.	Effective as of the Date of Termination, Varco shall pay to Executive the Severance Pay, payable in a lump-sum within thirty days following such Date of Termination.

C.	Bonuses.

(i)	Varco shall pay to Executive Target EV under Varco’s “Annual Management Incentive Program” (or a similar or successor plan) for the year in which the Date of Termination occurred pro-rated through and including the Date of Termination (on the basis of a 365 day year), payable in a lump-sum within thirty days following such Date of Termination.

(ii)	Varco shall pay to Executive any awards earned under any and all other incentive plans then in effect calculated through the last completed quarter prior to the Date of Termination, that Executive would have been entitled to receive for such period if Executive had not been so terminated, payable in a lump-sum within thirty days following such Date of Termination, or if the amount cannot be calculated as of such Date of Termination, on the normal distribution date for payment of such awards for all other participants.

D.	All restricted shares, restricted stock units, performance shares and performance units (including those under any stock match program) of Executive shall be and become 100% vested and all restrictions thereon shall lapse as of the Date of Termination and Varco shall promptly deliver such shares to Executive; provided

[7]	For Messrs. Maroney, Nibling and Williams
[8]	For Mr. Smith
[9]	For Messrs. Lauletta and Winkler

the Executive may elect to take a portion of the total shares on an annual basis for a maximum of five (5) years.

E.	The Company shall provide Executive (and applicable members of Executive’s family) with all of the benefits required to be provided under the SERP, and under the Retiree Medical Plan, in each case, as, to the extent and when Executive (and applicable members of Executive’s family) qualifies for such benefits under the respective plan.

5.	Change of Control Severance Plan. In the event that within the “Protective Period” (24 months following the effective date of a Change of Control) either (a) Executive voluntarily terminates employment for Good Reason or (b) Varco terminates Executive’s employment other than for Cause, the Executive shall receive the following compensation and benefits from Varco:

A.	Varco shall pay to Executive when otherwise due Executive’s Termination Base Salary through the Date of Termination.

B.	Effective as of the Date of Termination, Varco shall pay to Executive an amount equal to three (3) times Termination Base Salary, payable in a lump-sum within thirty days following such Date of Termination.

C.	Effective as of the Date of Termination, Varco shall pay to Executive an amount equal to three (3) times Executive’s Target EV, payable in a lump sum within thirty days following such Date of Termination.

D.	Effective as of the Date of Termination and in consideration of service through the Date of Termination, the performance awards for all incentive plans shall vest and be paid as provided in this paragraph D. Payout under the “Annual Management Incentive Program” (or a similar or successor plan) for the year in which the Date of Termination occurs, will be pro-rated through and including the Date of Termination (on the basis of a 365 day year) and will be based on the higher of (a) the Executive’s Target EV opportunity; or (b) the actual annual financial plan results. For all other incentive plans, a full year is deemed to be completed for the year in which the Date of Termination occurs. Payout shall be prorated based on the number of deemed completed years in the performance periods. Payment will be made on the normal distribution date for such bonuses or performance awards for all other participants.

E.	Effective as of the Date of Termination, Varco shall pay to executive an amount equal to three (3) times the amount the Company would be required to contribute on Executive’s behalf to the 401(k) plan, deferred compensation plan and any similar plan, based on Executive’s Termination Base Salary and the applicable maximum Company contribution percentages in effect as of the Date of Termination, payable in a lump sum within thirty days following such Date of Termination.

F.	All restricted shares, restricted stock units, performance shares and performance units (including those under any stock match program) of Executive shall be and become 100% vested and all restrictions thereon shall lapse as of the Date of Termination and Varco shall promptly deliver such shares to Executive; provided the Executive may elect to take a portion of the total shares on an annual basis for a maximum of five (5) years.

G.	Executive shall become and be fully vested in Executive’s accrued benefits under all qualified pension, nonqualified pension, profit sharing, 401(k), deferred compensation and supplemental plans maintained by Varco for Executive’s benefit, except to that the extent the acceleration of vesting of such benefits would violate any applicable law or require Varco to accelerate the vesting of the accrued benefits of all participants in such plan or plans, in which case Varco shall pay Executive a lump sum payment, within 30 days following the Date of Termination, in an amount equal to the present value of such unvested accrued benefits. In addition, if such a lump sum payment is payable, Varco shall make an additional gross-up payment to Executive in an amount such that the net amount of the lump sum payment and such additional gross-up payment retained by Executive, after the calculation and deduction of all federal, state and local income tax and employment tax (including any interest or penalties imposed with respect to such taxes) on such lump sum payment and additional gross-up payment, and taking into account any lost or reduced tax deductions on account of such gross-up payment, shall be equal to such lump sum payment.

H.	Executive (or in the event of his death, his estate) shall be entitled to exercise his respective grants of vested stock options until either (i) 24 months following the Date of Termination for a cash exercise of such option or (ii) 12 months following the Date of Termination for an immediate cashless exercise or an exercise through a broker assisted cashless exercise program; provided, however, that if any of the options are not in the money on the Date of Termination (i.e., the exercise price of such option exceeds the fair market value of the Common Stock on the Date of Termination), then the 24 month or 12 month exercise period referred to above shall not commence for such options until the last day of a thirty trading day period following the Date of Termination during which the average closing market price of the Common Stock is at least equal to the exercise price of such options. Notwithstanding the provisions of this Section H, no option may be exercised at any time past the term of such option.

I.	The Company shall provide Executive (and applicable members of Executive’s family) with all of the benefits required to be provided under the SERP and the Retiree Medical Plan in each case, as, to the extent and when Executive (and applicable members of Executive’s family) qualifies for such benefits under the respective plan. Executive shall become and be fully vested in all benefits payable, and in Years of Service (as defined), under the SERP and the Retiree Medical Plan. In determining the supplemental benefits to be provided to Executive under the SERP:

(i) there shall be no pro-ration of service specified in Section 3.02(a) of the SERP (e.g. full benefits shall be payable regardless of whether any of such benefits shall be subject to any excise tax); and

(ii) the annual fixed dollar amount payable under the SERP shall be the specified percentage of the greater of: (x) the average of Executive’s highest five (not necessarily consecutive) calendar years of base salary as determined in accordance with Section 3.01(a) of the SERP; and (y) Executive’s highest annual rate of base salary during the twelve months preceding such Change of Control; and (z) Executive’s highest annual rate of base salary during the twelve months preceding such termination or Early Retirement, as applicable.

6.	Additional Benefits.

A.	Throughout the term of the Severance Payout Period for a termination of Executive’s employment covered by Section 4, or of the Change of Control Payout Period for a termination of Executive’s employment covered by Section 5, Varco shall continue to provide Executive and Executive’s eligible family members, based on the cost sharing arrangement between Executive and Varco on the Date of Termination, with medical and dental health benefits and disability coverage and benefits at least equal to those which would have been provided to Executive if Executive’s employment had not been terminated or, if more favorable to Executive, as in effect generally at any time during such Severance Payout Period or Change of Control Payout Period, as applicable. Notwithstanding the foregoing, if Executive becomes re-employed and is eligible to receive medical, dental and disability benefits under another employer’s plans, Varco’s obligations under this Section 6A shall be reduced to the extent comparable benefits are actually received by Executive during the Severance Payout Period or Change of Control Payout Period, as applicable, and any such benefits actually received by Executive shall be promptly reported by Executive to Varco. In the event Executive is ineligible under the terms of Varco’s benefit plans or programs to continue to be so covered, Varco shall provide Executive with substantially equivalent coverage through other sources or will provide Executive with a lump sum payment in such amount that, after all taxes on that amount, shall be equal to the cost to Executive of providing Executive such benefit coverage. The lump sum shall be determined on a present value basis using the interest rate provided in Section 1274(b)(2)(B) of the Internal Revenue Code of 1986, as amended (the “Code”) on the Date of Termination. In addition, if such a lump sum payment is payable, Varco shall make an additional gross-up payment to Executive in an amount such that the net amount of the lump sums payment and such additional gross-up payment retained by Executive, after the calculation and deduction of all federal, state and local income tax and employment tax (including any interest or penalties imposed with respect to such taxes) on such lump sum payment and additional gross-up payment, and taking into account any lost or reduced tax deductions on account of such gross-up payment, shall be equal to such lump sum payment.

Notwithstanding the foregoing, in the event Executive qualifies for benefits under the terms of the Retiree Medical Plan at any time during the Severance Payout Period or Change of Control Payout Period, as applicable, Executive may elect with respect to medical and/or dental benefits, to receive such benefits pursuant to the foregoing paragraph of this Section 6 or pursuant to the Retiree Medical Plan, and Executive may change such election upon giving reasonable notice to the Company. Executive’s receipt or election to receive medical and/or dental benefits pursuant to the foregoing paragraph of this Section 6 shall in no way prejudice Executive’s qualification for benefits under the Retiree Medical Plan at the end of the Severance Payout Period or Change of Control Payout Period, as applicable, or at any other time. In the event Executive qualifies for medical and/or dental benefits from another employer, sponsor, the government or otherwise following termination of employment with the Company, Executive may elect to receive such benefits from such other employer, sponsor, the government, otherwise or pursuant to the Retiree Medical Plan, and Executive may change such election upon giving reasonable notice to the Company. Executive’s receipt or election to receive medical and/or dental benefits from such other employer, sponsor, the government or otherwise shall in no way prejudice Executive’s qualification for benefits under the Retiree Medical Plan thereafter.

B.	Outplacement Benefits. Throughout the term of the Severance Payout Period or Change of Control Payout Period, as applicable, Executive shall be entitled to receive outplacement services, payable by Varco, with an aggregate cost not to exceed 15% of Executive’s Termination Base Salary, with an executive outplacement service firm reasonably acceptable to Varco and Executive.

C.	Automobile Benefits. Throughout the Severance Payout Period or Change of Control Payout Period, as applicable, Varco shall continue to (i) provide to Executive an automobile and fuel card, or (ii) pay to Executive a monthly car allowance payable on a regular payroll basis and provide a fuel card, as applicable, based on what was as in effect as of the Date of Termination.

7.	Accelerated Vesting of Options Upon a Change of Control.

Notwithstanding any provisions to the contrary of any of the Option Plans or Option Agreements, upon a Change of Control all outstanding unvested stock options, if any, granted to Executive under any of the Option Plans (or options substituted therefor covering the stock of a successor corporation) shall be and become fully vested and exercisable as to all shares of stock covered thereby effective as of the date of the Change of Control.

8.	Mitigation.

Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise nor, except as provided in Section 4B and Section 6A, shall the amount of any payment or benefit provided for in this Agreement be reduced by any compensation earned or benefit received by Executive as the result of employment by another employer or self-employment, by retirement benefits, by offset against any amount claimed to be owed by Executive to Varco or otherwise.

9.	Successor Agreement.

Varco will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of Varco to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Companies would be required to perform if no succession had taken place. Failure of the successor to so assume shall constitute a breach of this Agreement and entitle Executive to the benefits hereunder as if triggered by a termination not for good cause.

10.	Indemnity.

In any situation where under applicable law Varco has the power to indemnify, advance expenses to and defend Executive in respect of any judgements, fines, settlements, loss, cost or expense (including attorneys fees) of any nature related to or arising out of Executive’s activities as an agent, employee, officer or director of Varco or in any other capacity on behalf of or at the request of Varco, then Varco shall promptly on written request, indemnify Executive, advance expenses (including attorney’s fees) to Executive and defend Executive to the fullest extent permitted by applicable law, including but not limited to making such findings and determinations and taking any and all such actions as Varco may, under applicable law, be permitted to have the discretion to take so as to effectuate such indemnification, advancement or defense. Such agreement by Varco shall not be deemed to impair any other obligation of Varco respecting Executive’s indemnification or defense otherwise arising out of this or any other agreement or promise of Varco under any statute.

11.	Notice.

For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and delivered by United States certified or registered mail (return receipt requested, postage prepaid) or by courier guaranteeing overnight delivery or by hand delivery (with signed receipt required), addressed to the respective addresses set forth below, and such notice or communication shall be deemed to have been duly given two days after deposit in the mail, one day after deposit with such overnight carrier or upon delivery with hand delivery. The addresses set forth below may be changed by a writing in accordance herewith.

Varco:	Executive:

Varco International, Inc.
2000 W. Sam Houston Parkway South
Suite 1700
Houston, Texas 77040
Attn: Chief Executive Officer
with a copy to General Counsel

12.	Dispute Resolution.

If any dispute arises out of this Agreement, the “complaining party” shall give the “other party” written notice of such dispute. The other party shall have ten (10) business days to resolve the dispute to the complaining party’s satisfaction. If the dispute is not resolved by the end of such period, the complaining party may by written notice (the “Notice”) demand arbitration of the dispute as set out below, and each party hereto expressly agrees to submit to, and be bound by, such arbitration.

(a)	Each party will, within ten (10) business days of the Notice, nominate an arbitrator. Each nominated arbitrator must be someone experienced in dispute resolution and of good character without moral turpitude and not within the employ or direct or indirect influence of the nominating party. The two nominated arbitrators will, within ten (10) business days of nomination, agree upon a third arbitrator. If two (2) appointed arbitrators cannot agree on a third arbitrator within such period, the parties may seek such an appointment through any permitted court proceeding or by the American Arbitration Association (“AAA”). The three arbitrators will set the rules and timing of the arbitration, but will generally follow the rules of the AAA and this Agreement where same are applicable and shall provide for written fact findings.

(b)	The arbitration hearing will in no event take place more than ninety (90) days after the appointment of the third arbitrator.

(c)	The arbitration will take place in Houston, Texas unless otherwise unanimously agreed to by the parties.

(d)	The results of the arbitration and the decision of the arbitrators will be final and binding on the parties and each party agrees and acknowledges that these results shall be enforceable in a court of law.

13.	Governing Law.

This Agreement will be governed by and construed in accordance with the internal substantive laws, and not the choice of law rules, of the State of Texas.

14.	Excise Taxes and Gross-Up Payments.

A.	The benefits of this Section 14 shall only apply if the aggregate payments and distributions to Executive or for Executive’s benefit (whether paid or payable or distributed or distributable) pursuant to the terms of this Agreement (the “Payment”) exceeds 2.99 multiplied by the Executive’s “base amount” (as defined under Section 280G(b)(3) of the Code) by 12.5% or greater. Only if the Payment to Executive satisfies or exceeds such threshold, then Executive (i) shall be entitled to the benefits and payments set forth in this Section 14, and (ii) shall be referred to in this Section 14 as “Tax Eligible Executive”.

B.	If it shall be determined that Executive is a Tax Eligible Executive and any or all of the Payment would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then Tax Eligible Executive shall be entitled to receive from Varco an additional payment (the “Gross-Up Payment”) in an amount such that the net amount of the Payment and the Gross-Up Payment retained by Tax Eligible Executive after the calculation and deduction of all Excise Taxes (including any interest or penalties imposed with respect to such taxes) on the Payment and all federal, state and local income tax, employment tax and Excise Tax (including any interest or penalties imposed with respect to such taxes) on the Gross-Up Payment provided for in this Section 14, and taking into account any lost or reduced tax deductions on account of the Gross-Up Payment, shall be equal to the Payment.

C.	All determinations required to be made under this Section 14, including whether Executive is a Tax Eligible Executive and whether and when the Gross-Up Payment is required and the amount of such Gross-Up Payment, and the assumptions to be utilized in arriving at such determinations (consistent with the provisions of the Section 14), shall be made by Varco’s independent certified public accountants (the “Accountants”). The Accountants shall provide Tax Eligible Executive and Varco with detailed supporting calculations with respect to such Gross-Up Payment within fifteen (15) business days of the receipt of notice from Executive or Varco that Executive has received or will receive a Payment. In the event that the Accountants are also serving as accountant or auditor for the individual, entity or group effecting the Change of Control, Tax Eligible Executive shall appoint another nationally recognized public accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accountants hereunder). All fees and expenses of the Accountants shall be borne solely by Varco. All determinations by the Accountants shall be binding upon Varco and Tax Eligible Executive.

D.	For the purposes of determining whether any of the Payments will be subject to the Excise Tax and the amount of such Excise Tax, such Payments will be treated as “parachute payments” within the meaning of Section 280G of the Code, and all “parachute payments” in excess of the “base amount” (as defined under Section 280G(b)(3) of the Code) shall be treated as subject to the Excise Tax, unless and except to the extent that in the opinion of the Accountants such payment (in whole or in part) either do not constitute “parachute payments” or represent reasonable compensation for services actually rendered (within the meaning of Section 280G(b)(4) of the Code) in excess of the “base amount” or such “parachute payments” are otherwise not subject to such Excise Tax. For purposes of determining the amount of the Gross-Up Payment, Tax Eligible Executive shall be deemed to pay federal income taxes at the highest applicable marginal rate of federal income taxation for the calendar year in which the Gross-Up Payment is to be made and to pay any applicable state and local income taxes at the highest applicable marginal rate of taxation for the calendar year in which the Gross-Up Payment is to be made, net of the maximum reduction in federal income taxes that could be obtained from the deduction of such state or local taxes if paid if such year (determined without regard to limitations on deductions based upon the amount of Tax Eligible Executive’s adjusted gross income); and to have otherwise allowable deductions for federal, state and local income tax purposes at least equal to those disallowed because of the inclusion of the Gross-Up Payment in Tax Eligible Executive’s adjusted gross income.

E.	To the extent practicable, any Gross-Up Payment with respect to any Payment shall be paid by Varco at the time Tax Eligible Executive is entitled to receive the Payment and in no event will any Gross-Up Payment be paid later than thirty (30) days after the receipt by Tax Eligible Executive of the Accountant’s determination. As a result of uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accountants hereunder, it is possible that the Gross-Up Payment made will have been an amount less than Varco should have paid pursuant to this Section 14 (the “Underpayment”). In the event that Varco exhausts its remedies pursuant to Section 14 and Tax Eligible Executive is required to make a payment of any Excise Tax, the Underpayment shall be promptly paid by Varco to or for Tax Eligible Executive’s benefit.

F.	Executive shall notify Varco in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by Varco of the Gross-Up Payment. Such notification shall be given as soon as practicable after Executive is informed in writing of such claim and shall apprise Varco of the nature of such claim and the date on which such claim is requested to be paid. Tax Eligible Executive shall not pay such claim prior to the expiration of the thirty (30) day period following the date on which Tax Eligible Executive gives such notice to Varco (or such shorter period ending on the date that any payment of taxes, interest and/or penalties with respect to such claim is due). If the Corporation notifies Tax Eligible Executive in writing prior to the expiration of such thirty (30) day period that it desires to contest such claim, Tax Eligible Executive shall:

(i)	give Varco any information reasonably requested by Varco relating to such claim

(ii)	take such action in connection with contesting such claim as Varco shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by Varco;

(iii)	cooperate with Varco in good faith in order to effectively contest such claim; and

(iv)	permit Varco to participate in any proceedings relating to such claims; provided, however, that Varco shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify Tax Eligible Executive for, advance expenses to Tax Eligible Executive for, defend Tax Eligible Executive against and hold Tax Eligible Executive harmless from, on an after-tax basis, any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of all related costs and expenses. Without limiting the foregoing provisions of this Section 14, Varco shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct Tax Eligible Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Tax Eligible Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as Varco shall determine; provided, however, that if Varco directs Tax Eligible Executive to pay such claim and sue for a refund, Varco shall advance the amount of such payment to Tax Eligible Executive, on an interest-free basis, and shall indemnify Tax Eligible Executive for, advance expenses to Tax Eligible Executive for, defend Tax Eligible Executive against and hold Tax Eligible Executive harmless from, on an after-tax basis, any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance (including as a result of any forgiveness by Varco of such advance); provided, further, that any extension of the statute of limitations relating to the payment of taxes for the taxable year of Tax Eligible Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, Varco’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and Tax Eligible Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.

IN WITNESS WHEREOF, Varco and the Executive have executed this Agreement to be effective the date first above written.

EXECUTIVE	VARCO INTERNATIONAL, INC.,
a Delaware corporation

By
John F. Lauletta
Chief Executive Officer

And
James F. Maroney, III
General Counsel and Secretary